As filed with the Securities and Exchange Commission on June 7, 2005
Registration No. 333-123866

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective
Amendment No. 1
to
Form S-2
Registration Statement
under
the Securities Act of 1933

Endocare, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0618093
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
201 Technology Drive
Irvine, California 92618
(949) 450-5400
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)
Michael R. Rodriguez
Senior Vice President, Finance and
Chief Financial Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618
(949) 450-5400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
With a Copy to:
Steven G. Rowles, Esq.
Clint B. Davis, Esq.
Morrison & Foerster LLP
3811 Valley Centre Drive, Suite 500
San Diego, California 92130
(858) 720-5100
     Approximate date of commencement of proposed sale to the public:    from time to time after the effectiveness of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:    ☑
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box:    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 464(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price(2)	Fee

Common Stock, no par value per share(3)	9,580,126 shares	$3.35	$32,093,422	$3,777(4)

(1)	Includes 5,635,378 shares currently held by selling securityholders and 3,944,748 shares issuable upon the exercise of common stock purchase warrants held by selling securityholders. In accordance with Rule 416 under the Securities Act of 1933, also includes an indeterminable number of shares that may become issuable by reason of stock splits, stock dividends and similar transactions in accordance with the terms of the common stock purchase warrants.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices of the registrant’s common stock as reported on the Pink Sheets on April 1, 2005.

(3)	Each share of Common Stock is paired with a stock purchase right under the Registrant’s Stockholder Rights Plan.

(4)	Paid previously.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED June 7, 2005
PROSPECTUS
9,580,126 Shares
Endocare, Inc.
Common Stock

              THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2 FOR INFORMATION THAT YOU SHOULD CONSIDER.

       This prospectus is being used in connection with offerings from time to time by the selling securityholders listed herein or their transferees. All of the shares of common stock, $0.001 par value per share, that may be offered under this prospectus were issued by us in private transactions.
      The prices at which the selling securityholders or their transferees may dispose of their Endocare shares or interests therein will be determined by the selling securityholders at the time of sale and may be at fixed prices, the prevailing market price for the shares, at prices related to such market price, at varying prices determined at the time of sale or at negotiated prices. Information regarding the selling securityholders and the times and manner in which they may offer and sell the shares or interests therein under this prospectus is provided under “Selling Securityholders” and “Plan of Distribution” in this prospectus. We will not receive any of the proceeds from the disposition of the shares offered under this prospectus. However, certain of the shares of common stock covered hereby will be issued only upon the exercise of warrants. Upon exercise of these warrants, we will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis.
      Our common stock is traded on the Pink Sheets, under the symbol “ENDO.PK.” On May 31, 2005, the last sale price of our common stock reported on the Pink Sheets was $3.20 per share.
      A copy of our annual report on Form 10-K for the year ended December 31, 2004 accompanies this prospectus.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is                     , 2005.

      No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Endocare, any selling securityholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus may contain forward-looking statements that involve risks and uncertainties. Such statements typically include, but are not limited to, statements containing the words “believes,” “intends,” “anticipates,” “expects,” “estimates,” “should,” “could,” “may,” “plans,” “planned” and words of similar import. Forward-looking statements involve risks and uncertainties, including those risks and uncertainties identified in the “Risk Factors” section of this prospectus beginning on page 5 and those risks and uncertainties identified elsewhere in, or incorporated by reference into, this prospectus. Due to these risks and uncertainties, the actual results that we achieve may differ materially from these forward-looking statements. These forward-looking statements are based on current expectations. In preparing this prospectus, we have made a number of assumptions and projections about the future of our business. These assumptions and projections could be wrong for several reasons including, but not limited to, those items identified in the “Risk Factors” section.
      You are urged to carefully review and consider the various disclosures that we make in this prospectus, any subsequent prospectus supplements and in our other reports filed with the Securities and Exchange Commission.
ENDOCARE, INC.
      We are a specialty medical device company focused on improving patient’s lives through the development, manufacturing and distribution of health care products related to our core competencies in the areas of cryoablation and vacuum technology. Our strategy is to achieve a dominant position in the prostate and renal cancer markets, further developing and increasing the acceptance of our technology in the interventional radiology and oncology markets for treatment of liver and lung cancers and management of pain from bone metastases, while achieving penetration across additional markets with our proprietary cryosurgical technology and maintaining our leading position in vacuum technology for erectile dysfunction. The term “cryoablation procedures” refers to medical procedures in which ice is used to destroy tissue, such as tumors, for therapeutic purposes. The term “cryosurgical technologies” refers to technologies relating to the use of ice in surgical procedures, including cryoablation procedures.
      Today, our FDA-cleared Cryocare Surgical System occupies a growing position in the urological market for treatment of prostate and renal cancer. Because of our initial concentration on prostate and renal cancer, the majority of our sales and marketing resources are directed toward the promotion of our technology to urologists. In addition, we contract directly with hospitals and other medical facilities to perform cryoablation procedures using our proprietary device and disposable products on a fee-for-service basis. We believe our proprietary cryosurgical technologies have broad applications across a number of surgical markets, including for the treatment of tumors in the lung and liver, and the management of bone pain caused by tumors. To that end, we employ a dedicated sales and marketing team focused on marketing percutaneous cryoablation procedures related to kidney, liver, lung and bone cancer to interventional radiology physicians throughout the United States. We intend to continue to invest in resources to continue to penetrate the interventional radiology and oncology markets and develop new markets for our cryosurgical products and technologies, particularly in the area of tumor ablation.
      Through our Timm Medical subsidiary, we market several products used in the treatment and diagnosis of erectile dysfunction. We have a dedicated sales, customer service and marketing team focused on our ErecAid line of vacuum therapy systems, and are a leader in non-pharmaceutical treatment devices for erectile dysfunction. Our ErecAid devices are marketed directly to consumers as prescription devices, and to durable medical equipment providers, physicians and pharmacies.
      We were incorporated under the laws of the State of Delaware in May 1994. We maintain our executive offices at 201 Technology Drive, Irvine, California 92618, and our telephone number at that address is (949) 450-5400. This prospectus, and any prospectus supplements issued in relation to it, contain trademarks of Endocare, Inc. and its affiliates, and may contain trademarks, trade names and service marks of other parties.
      In this prospectus, unless we indicate otherwise, references to “Endocare” or to “we” or “us” are to Endocare, Inc. and its subsidiaries. Information contained on our Internet website is not a part of this prospectus or any prospectus supplement issued subsequently.

RISK FACTORS
      Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In those circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

We face risks related to investigations by the SEC and DOJ.
      As previously reported, the SEC and the DOJ are conducting investigations into allegations that we and certain of our current and former officers and directors issued, or caused to be issued, false and misleading statements regarding our financial results and related matters. Although we have fully cooperated with these governmental agencies in these matters and intend to continue to fully cooperate, these agencies may determine we have violated federal securities laws. We cannot predict when these investigations will be completed or their outcomes. If it is determined that we have violated federal securities laws or other laws or regulations, we may face sanctions, including, but not limited to, significant monetary penalties and injunctive relief. In addition, we are generally obliged, to the extent permitted by law, to indemnify our directors and officers who are named defendants in legal proceedings related to their service.

Our management members have spent considerable time and effort dealing with internal and external investigations and re-auditing of financial statements.
      In addition to the challenges of the SEC investigation, the DOJ investigation, a shareholder class-action and a derivative lawsuit and other legal proceedings described in our Annual Report on Form 10-K filed on March 16, 2005, our management members have spent considerable time and effort dealing with internal and external investigations involving our previous internal controls, accounting policies and procedures, disclosure controls and procedures and corporate governance policies and procedures. The significant time and effort spent has adversely affected our operations and may continue to do so in the future.

Our success will depend on our ability to attract and retain key personnel.
      In order to execute our business plan, we need to attract, retain and motivate a significant number of highly qualified managerial, technical, financial and sales personnel. If we fail to attract and retain skilled scientific and marketing personnel, our research and development and sales and marketing efforts will be hindered. Our future success depends to a significant degree upon the continued services of key management personnel, including Craig T. Davenport, our Chief Executive Officer, William J. Nydam, our President and Chief Operating Officer, and Michael R. Rodriguez, our Senior Vice President, Finance and Chief Financial Officer. None of our key management personnel is covered by an insurance policy of which we are the beneficiary.

Future sales of shares of our common stock may negatively affect our stock price.
      Future sales of our common stock, including shares issued upon the exercise of outstanding options and warrants or hedging or other derivative transactions with respect to our stock, could have a significant negative effect on the market price of our common stock. These sales also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we would deem appropriate. We had an aggregate of 29,987,756 shares of common stock outstanding as of March 15, 2005, which included 5,635,378 shares of our common stock that we issued on March 11, 2005 in connection with the equity financing described below under “Selling Securityholders — March 2005 Equity Financing.” Investors in our March 2005 equity financing also received warrants to purchase an aggregate of 1,972,374 shares of our common stock at an exercise price of $3.50 per share and 1,972,374 shares of our common stock at an exercise price of $4.00 per share. As described below under “Selling Securityholders — March 2005 Equity Financing,” we entered into a registration rights agreement in connection with our March 2005 equity financing pursuant to which we agreed to register for resale by the investors the shares of common stock issued and issuable upon exercise of the warrants issued in our March 2005 equity financing.

We have a history of net losses, and we may never reach or maintain profitability.
      We have incurred annual operating losses each year since our inception. For the fiscal years ended December 31, 2002, 2003 and 2004, we had losses from operations of approximately $42.5 million, $34.0 million and $36.6 million, respectively. As of December 31, 2004, our accumulated deficit was approximately $152.0 million. It is possible that we will not generate sufficient revenues from product sales and service revenues to achieve profitability. Even if we do achieve significant revenues from our product sales and service revenues, we expect that increased operating expenses will result in significant operating losses over the next several quarters, as we, among other things:

•	incur costs related to legal proceedings, including ongoing government investigations;

•	expand our sales and marketing activities as we attempt to gain market share for our Cryocare Surgical System; and

•	continue our research and development efforts to improve our existing products and develop new products.
      We will need to significantly increase the revenues we receive from sales of our products and services as a result of these increased operating expenses. We may be unable to do so, and therefore, may not achieve profitability. Even if we do achieve profitability, we cannot be certain that we will be able to sustain or increase profitability on a quarterly or annual basis.

Our common stock was delisted from the Nasdaq Stock Market and, as a result, trading of our common stock has become more difficult.
      Our common stock was delisted from The Nasdaq Stock Market on January 16, 2003 because of our failure to keep current in filing our periodic reports with the SEC. Trading is now conducted in the over-the-counter market in the so-called “Pink Sheets.” Consequently, selling our common stock is more difficult because smaller quantities of shares can be bought and sold, transactions can be delayed and security analyst and news media coverage of us may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock as well as lower trading volume. We have been in discussions with the American Stock Exchange (“AMEX”) and have had an initial discussion with Nasdaq regarding the relisting of our common stock. We hope that our common stock will be relisted with either AMEX, the Nasdaq SmallCap Market or the Nasdaq National Market System by the end of 2005. We believe that we currently satisfy all of the objective criteria for relisting on AMEX, and we believe that we currently satisfy all of the objective criteria for relisting on the Nasdaq SmallCap Market and the Nasdaq National Market System, except for the minimum bid price requirements applicable to the two Nasdaq markets. In order to satisfy the minimum bid price requirements, we may attempt to effectuate a reverse stock split. Any reverse stock split would require the prior approval of our stockholders at a stockholders meeting, because our charter prohibits stockholder action by written consent.
      As a result of the delisting of our common stock from The Nasdaq Stock Market, our common stock has become subject to the “penny stock” regulations, including Rule 15g-9 under the Securities Exchange Act of 1934. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our common stock and affect the ability of holders to sell their shares of our common stock in the secondary market. To the extent our common stock remains subject to the penny stock regulations, the market liquidity for the shares will be adversely affected.

Our success is reliant on the acceptance by doctors and patients of the Cryocare Surgical System as a preferred treatment for tumor ablation.
      Cryosurgery has existed for many years, but has not been widely accepted primarily due to concerns regarding safety and efficacy and widespread use of alternative therapies. Because the technology previously lacked precise monitoring capabilities, cryosurgical procedures performed in the 1970s resulted in high cancer recurrence and negative side effects, such as rectal fistulae and incontinence, and gave cryosurgical treatment negative publicity. To overcome these negative side effects, we have developed ultrasound guidance and temperature sensing to enable more precise monitoring in our Cryocare Surgical System. Nevertheless, we will need to overcome the earlier negative publicity associated with cryosurgery in order to obtain market acceptance for our products. In addition, use of our Cryocare Surgical System requires significant physician education and training. As a result, we may have difficulty obtaining recommendations and endorsements of physicians and patients for our Cryocare Surgical System. We may also have difficulty raising the brand awareness necessary to generate interest in our Cryocare Surgical System. Any adverse side effects, including impotence or incontinence, recurrence of cancer or future reported adverse events or other unfavorable publicity involving patient outcomes from the use of cryosurgery, whether from our products or the products of our competitors, could adversely affect acceptance of cryosurgery. In addition, emerging new technologies and procedures to treat cancer, prostate enlargement and other prostate disorders may negatively affect the market acceptance of cryosurgery. If our Cryocare Surgical System does not achieve broad market acceptance, we will likely remain unprofitable.

If we are unable to continue to develop and enhance our Cryocare Surgical System, our business will suffer.
      Our growth depends in part on continued ability to successfully develop enhancements to our Cryocare Surgical System. We may experience difficulties that could delay or prevent the successful development and commercialization of these products. Our products in development may not prove safe and effective in clinical trials. Clinical trials may identify significant technical or other obstacles that must be overcome before obtaining necessary regulatory or reimbursement approvals. In addition, our competitors may succeed in developing commercially viable products that render our products obsolete or less attractive. Failure to successfully develop and commercialize new products and enhancements would likely have a significant negative effect on our financial prospects.

There is uncertainty relating to third-party reimbursement, which is critical to market acceptance of our products.
      Hospitals and other health care providers in the United States generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of medical procedures involving our products. While private health insurers in some areas of the United States provide reimbursement for procedures in which our products are used, we can provide no assurance that private insurance reimbursement will be adopted nationally or by additional insurers. Furthermore, those private insurance companies currently paying for procedures in which our products are used may terminate such coverage. If reimbursement levels from Medicare, Medicaid, other governmental health care programs or private insurers are not sufficient, physicians may choose not to recommend, and patients may not choose, procedures utilizing our products.
      International market acceptance of our products may depend, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. Our failure to receive international reimbursement approvals may negatively impact market acceptance of our products in the international markets in which those approvals are sought.
      From time to time significant attention has been focused on reforming the health care system in the United States and other countries. Any changes in Medicare, Medicaid or third-party medical expense reimbursement, which may arise from health care reform, may have a material adverse effect on reimbursement for our products or procedures in which our products are used and may reduce the price we are able to charge for our products. In addition, changes to the health care system may also affect the commercial acceptance of products we are currently developing and products we may develop in the future. Potential approaches that have been considered include controls on health care spending and price controls. Several proposals have been made in the United States Congress and various state legislatures recently that, if adopted, would potentially reduce health care spending, which may result in a material adverse effect on our business, financial condition, results of operations and cash flows.
      We believe that our current structure and business and our contemplated future operations comply and will comply with the federal anti-kickback law. However, certain of our business practices do not fit or will not fit within a “safe harbor” and there is no assurance that if viewed under the totality of the facts and circumstances, our structure and business would not be challenged, perhaps even successfully, as a violation of the anti-kickback law. Mere challenge, even if we ultimately prevail, could have a material adverse effect on us.

Introduction of alternative therapies may affect our revenues.
      We sell medical devices for the treatment of certain urological disorders. If physicians and patients do not accept our products, our sales will decline. Patient acceptance of our products depends on a number of factors, including the failure of other therapies, the degree of invasiveness involved, the rate and severity of complications from the procedures, and other adverse side effects. Patients are more likely first to consider non-invasive alternatives to treat their urological disorders. The introduction of new oral medications or other less-invasive therapies may cause our sales to decline in the future.

We could be difficult to acquire due to anti-takeover provisions in our charter, our stockholders rights plan and Delaware law.
      Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of our company. In addition, in April 1999, our Board of Directors adopted a stockholder rights plan in which preferred stock purchase rights were distributed as a dividend. These provisions may make it more difficult for stockholders to take corporate actions and may have the effect of delaying or preventing a change in control. These provisions also could deter or prevent transactions that stockholders deem to be in their interests. In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of our company. The foregoing factors could reduce the price that investors or an acquiror might be willing to pay in the future for shares of our common stock.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.
      Our success will depend to a significant degree on our ability to secure and protect intellectual property rights and to enforce patent and trademark protections relating to our technology. From time to time, litigation may be advisable to protect our intellectual property position, however, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any litigation in this regard could be costly, and it is possible that we will not have sufficient resources to fully pursue litigation or to protect our other intellectual property rights. It could result in the rejection or invalidation of our existing and future patents. Any adverse outcome in litigation relating to the validity of our patents, or any failure to pursue litigation or otherwise to protect our patent position, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Also, even if we prevail in litigation, the litigation would be costly in terms of management distraction as well as in money. In addition, confidentiality agreements with our employees, consultants, customers, and key vendors may not prevent the unauthorized disclosure or use of our technology. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. Enforcement of these agreements may be costly and time consuming. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

Because the medical device industry is litigious, we may be sued for allegedly violating the intellectual property rights of others.
      The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. In addition, major medical device companies have used litigation against emerging growth companies as a means of gaining or preserving a competitive advantage.
      Should third parties file patent applications or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the relative priorities of our inventions and the third parties’ inventions. We could also be required to participate in interference proceedings involving our issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.
      Third parties may claim we are using their patented inventions and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive to defend and conduct and would also consume and divert the time and attention of our management. A court may decide that we are infringing a third party’s patents and may order us to cease the infringing activity. A court could also order us to pay damages for the infringement. These damages could be substantial and could have a material adverse effect on our business, financial condition, results of operations and cash flows.
      If we are unable to obtain any necessary license following an adverse determination in litigation or in interference or other administrative proceedings, we would have to redesign our products to avoid infringing a third party’s patent and could temporarily or permanently have to discontinue manufacturing and selling some of our products. If this were to occur, it would negatively impact future sales and, in turn, our business, financial condition, results of operations and cash flows.

We are dependent upon a number of third-party suppliers to manufacture our products and the loss of any of these suppliers could harm our business.
      We depend upon a number of unaffiliated third-party suppliers for components and materials used in the manufacture of our products and, as such, our business would be seriously harmed if we were unable to develop and maintain relationships with suppliers that allow us to obtain sufficient quantities and quality materials and components on acceptable terms. If our principal suppliers cease to supply the materials and components we need to manufacture our products, the qualification of additional or replacement suppliers could be a lengthy process and there may not be adequate alternatives to meet our needs, which will have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not be able to obtain the necessary components and materials used in our products in the future on a timely basis, if at all.

If we fail to obtain or maintain necessary regulatory clearances or approvals for products, or if approvals are delayed or withdrawn, we will be unable to commercially distribute and market our products or any product modifications.
      Government regulation has a significant impact on our business. Government regulation in the United States and other countries is a significant factor affecting the research and development, manufacture and marketing of our products. In the United States, the FDA has broad authority under the federal Food, Drug and Cosmetic Act to regulate the distribution, manufacture and sale of medical devices. Foreign sales of drugs and medical devices are subject to foreign governmental regulation and restrictions, which vary from country to country. The process of obtaining FDA and other required regulatory clearances and approvals is lengthy and expensive. We may not be able to obtain or maintain necessary approvals for clinical testing or for the manufacturing or marketing of our products. Failure to comply with applicable regulatory approvals can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions, and criminal prosecution. In addition, governmental regulations may be established which could prevent, delay, modify or rescind regulatory approval of our products. Any of these actions by the FDA, or change in FDA regulations, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
      Regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed. In addition, to obtain such approvals, the FDA and foreign regulatory authorities may impose numerous other requirements on us. FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory standards or unforeseen problems following initial marketing. We may not be able to obtain or maintain regulatory approvals for our products on a timely basis, or at all, and delays in receipt of or failure to receive such approvals, the loss of previously obtained approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face risks relating to compliance with new federal requirements regarding the transmission and retention of health information.
      We and the health care providers that we interact with face new federal requirements that mandate major changes in the transmission and retention of health information. HIPAA and related regulations impose expanded protection of the privacy and security of personal medical data, including standards for the exchange of electronic health information. The term “HIPAA” refers to the Health Insurance Portability and Accountability Act of 1996, a federal statute that, among other things, regulates the transmission and retention of health information. There are many uncertainties remaining about how HIPAA applies to the medical device industry, and no assurance can be made that HIPAA will not be interpreted in a manner that will hamper our ability to conduct medical research and receive medical information for other purposes as well. In addition, because Timm Medical is a covered entity for HIPAA purposes, failure of Timm Medical to comply with HIPAA could result in civil and criminal fines and penalties that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our products may be subject to product recalls even after receiving FDA clearance or approval, which would harm our reputation and our business.
      The FDA and similar governmental authorities in other countries have the authority to request and, in some cases, require the recall of our products in the event of material deficiencies or defects in design or manufacture. A governmental mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects. Any recall of product would divert managerial and financial resources and harm our reputation with customers and our business.

We could be negatively impacted by future interpretation or implementation of the federal Stark law and other federal and state anti-referral laws.
      The federal Stark law prohibits a physician from referring medical patients for certain services to an entity with which the physician has a financial relationship. A financial relationship includes both investment interests in an entity and compensation arrangements with an entity. Many states have similar and often broader laws prohibiting referrals by any licensed health care provider to entities with which they have a financial relationship. These state laws generally apply to services reimbursed by both governmental and private payors. Violation of these federal and state laws may result in prohibition of payment for services rendered, loss of licenses, fines, criminal penalties and exclusion from governmental and private payor programs, among other things. We have financial relationships with physicians and physician-owned entities, which in turn have financial relationships with hospitals and other providers of designated health services. Although we believe that our financial relationships with physicians and physician-owned entities, as well as the relationships between physician-owned entities that purchase or lease our products and hospitals, are not in violation of applicable laws and regulations, governmental authorities might take a contrary position. If our financial relationships with physicians or physician-owned entities or the relationships between those entities and hospitals were found to be illegal, we and/or the affected physicians and hospitals could be subject to civil and criminal penalties, including fines, exclusion from participation in government and private payor programs and requirements to refund amounts previously received from government and private payors. In addition, expansion of our operations to new jurisdictions, or new interpretations of laws in our existing jurisdictions, could require structural and organizational modifications of our relationships with physicians, physician-owned entities and others to comply with that jurisdiction’s laws.
      We believe that the arrangements we have established with physician-owned entities and hospitals comply with applicable Stark law exceptions. However, if any of the relationships between physicians and hospitals involving our services, or, in the case of Timm Medical, any of our financial relationships with referring physicians, do not meet a Stark law exception, neither the hospital nor we would be able to bill for any procedure resulting from a referral that violated the Stark law. Although, in most cases we are not the direct provider and do not bill Medicare for the designated health services, any Stark law problem with our business arrangements with physicians and hospitals would adversely affect us as well as the referring physician and the hospital receiving the referral.
      Many states also have patient referral laws, some of which are more restrictive than the Stark law and regulate referrals by all licensed health care practitioners for any health care service to an entity with which the licensee has a financial relationship unless an exception applies. Such laws in particular states may prohibit us from entering into relationships with physicians and physician-owned entities, which may limit business development.
      We believe that our business practices comply with the Stark law and applicable state referral laws. No assurance can be made, however, that these practices would not be successfully challenged and penalties, such as civil money penalties and exclusion from Medicare and Medicaid, and/or state penalties, imposed. And again, mere challenge, even if we ultimately prevail, could have a material adverse effect on us.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.
      Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of medical devices. While we believe that we are reasonably insured against these risks, we may not be able to maintain insurance in amounts or scope sufficient to provide us with adequate coverage. A claim in excess of our insurance coverage would have to be paid out of cash reserves, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, any product liability claim likely would harm our reputation in the industry and our business.

We are faced with intense competition and rapid technological and industry change, which may make it more difficult for us to achieve significant market penetration.
      The medical device industry generally, and the urological disease treatment market in particular, are characterized by rapid technological change, changing customer needs, and frequent new product introductions. If our competitors’ existing products or new products are more effective than or considered superior to our products, the commercial opportunity for our products will be reduced or eliminated. We face intense competition from companies in the cryosurgical marketplace as well as companies offering other treatment options, including radical prostatectomy, radiation therapy and hormone therapy. If we are successful in penetrating the market for treatment of prostate cancer with our cryosurgical treatment, other medical device companies may be attracted to the marketplace. Many of our potential competitors are significantly larger than we are and have greater financial, technical, research, marketing, sales, distribution and other resources than we do. We believe there will be intense price competition for products developed in our markets. Our competitors may develop or market technologies and products, including drug-based treatments, that are more effective or commercially attractive than any that we are developing or marketing. Our competitors may obtain regulatory approval, and introduce and commercialize products before we do. These developments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Even if we are able to compete successfully, we may not be able to do so in a profitable manner.

Fluctuations in our future operating results may negatively impact the market price of our common stock.
      Our operating results have fluctuated in the past and can be expected to fluctuate from time to time in the future. Some of the factors that may cause these fluctuations include the following:

•	market acceptance of our existing products, as well as products in development;

•	timing of payments received and the recognition of such payments as revenue under collaborative arrangements and strategic alliances;

•	ability to manufacture products efficiently;

•	timing of our research and development expenditures;

•	timing of customer orders;

•	changes in reimbursement rates for our products and procedures by Medicare and other third-party payors;

•	timing of regulatory approvals for new products;

•	outcomes of clinical studies by us or our competitors;

•	competition from other treatment modalities;

•	physician and patient acceptance of cryosurgery; and

•	ability to obtain reimbursement for procedures in lung and liver cancer, and pain related to bone metasteses.
      If our operating results are below the expectations of securities analysts or investors, the market price of our common stock may fall abruptly and significantly.

Our stock price may be volatile and your investment could decline in value.
      Our stock price has fluctuated significantly in the past and is likely to continue to fluctuate significantly, making it difficult to resell shares when investors want to at prices they find attractive. The market prices for securities of emerging companies have historically been highly volatile. Future events concerning us or our competitors could cause such volatility including:

•	actual or anticipated variations in our operating results;

•	developments regarding government and third-party reimbursement;

•	changes in government regulation of our products and business practices;

•	developments concerning government investigations of us;

•	developments concerning proprietary rights;

•	developments concerning litigation or public concern as to the safety of our products or our competitor’s products;

•	technological innovations or introduction of new products by us or our competitors;

•	investor and analyst perception of us and our industry;

•	introduction of new competing technologies;

•	general economic and market conditions; and

•	physician and patient acceptance of cryosurgery.
      In addition, the stock market is subject to price and volume fluctuations that affect the market prices for companies in general, and small-capitalization, high technology companies in particular, which are often unrelated to the operating performance of these companies.

Our intangible assets and goodwill could become impaired.
      Intangible assets acquired in a purchase, such as intellectual property or developed technology, are generally amortized over various periods depending on their anticipated economic benefits or useful lives. Long-lived assets, including amortizable intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. Following a review, if such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.
      We had no reported goodwill prior to January 1, 2002. With the adoption of Statement of Financial Accounting Standards No. 142 “Goodwill and Intangible Assets,” goodwill can no longer be amortized against earnings. Goodwill balances are subject to an impairment review on an annual basis or sooner if indicators of potential impairment exist. The test for impairment requires us to first compare the fair value of the net assets of each reporting unit to their carrying value, including goodwill. Our management is primarily responsible for estimating fair value for impairment purposes. Management may consider a number of factors, including valuations or appraisals, when estimating fair value. If the fair value of the reporting unit is less than the carrying value, goodwill of the reporting unit is potentially impaired and we next calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. If the implied fair value of goodwill is less then the carrying amount of goodwill, an impairment loss is recognized equal to the difference. We completed our annual goodwill impairment test as of October 1, 2002, 2003 and 2004 for all of our reporting units. Based on our evaluation we recognized an impairment charge of $18.0 million in the fourth quarter of 2002 to reduce the carrying value of the goodwill acquired in the Timm Medical acquisition. We determined that a charge for goodwill impairment was not required in 2003. For 2004, we recorded an additional $15.8 million impairment charge related to Timm Medical to further reduce the carrying value of the goodwill and intangibles acquired in the purchase of Timm Medical, and to write-off goodwill and intangibles related to our ownership interests in certain mobile prostate treatment businesses. The impairment charge related to Timm Medical in 2004 arose due to declining revenues, turnover in sales force and below average growth as compared to general industry trends.
      Significant estimates, including assumptions regarding future events and circumstances that cannot be easily predicted are required to perform an analysis of the value of goodwill and intangible assets. These estimates and assumptions may differ materially from actual outcomes and occurrences. Furthermore, no assurance can be given that we will not have further impairment charges related to Timm Medical or other acquisitions.
      In the fourth quarter of 2002, we also recorded a $2.3 million other-than-temporary loss in the value of our investment in U.S. Medical Development, Inc. acquired in June 2001. The loss was based on our assessment that the investee is unable to sustain an earnings capacity sufficient to justify the carrying amount of the investment. We can give no assurance that we will not incur further impairment charges related to our goodwill or other intangible assets.

Our facilities and systems are vulnerable to natural disasters or other catastrophic events.
      Our headquarters, cryosurgical products manufacturing facilities, research facilities and much of our infrastructure, including computer servers, are located in California, an area that is susceptible to earthquakes and other natural disasters. Our erectile dysfunction products are assembled, packaged and shipped in our Minneapolis facility. A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, terrorist attack or other comparable problems could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders in a timely manner, or at all. In addition, as our Minneapolis facility is located in an area that is susceptible to harsh weather, a major storm, heavy snowfall or other similar event could prevent us from delivering products in a timely manner. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In the event that an earthquake, natural disaster or other catastrophic event were to destroy any part of our facilities or interrupt our operations for any extended period of time, or if harsh weather conditions prevent us from delivering products in a timely manner, our business, financial condition and operating results would be seriously harmed.
USE OF PROCEEDS
      All net proceeds from the disposition of the common shares covered by this prospectus or interests therein will go to the selling securityholders. We will not receive any proceeds from the disposition of the common stock or interests therein by the selling securityholders. However, certain of the shares of common stock covered hereby will be issued only upon the exercise of warrants issued in connection with our March 2005 equity financing described below. Upon exercise of these warrants, we will receive the proceeds of the exercise prices of such warrants if they are exercised other than on a net exercise basis. To the extent we receive cash upon any exercise of the warrants, we intend to use that cash for general corporate purposes.
SELLING SECURITYHOLDERS
      The following table sets forth, as of March 15, 2005, the names of the selling securityholders, the number of shares of our common stock beneficially owned by each selling securityholder before and after this offering and the number of shares that may be offered pursuant to this prospectus. This information is based on information provided by or on behalf of the selling securityholders and, with regard to the beneficial holdings of the selling securityholders, is accurate only to the extent beneficial holdings information was disclosed to us by or on behalf of the selling securityholders. The selling securityholders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any and all of these shares or interests therein. Any supplement to this prospectus may contain additional or varied information about the selling securityholders and/or additional holders, and any of their transferors, pledgees, donees or successors, the names of natural persons with voting or investment control over the shares covered hereby, and the aggregate amount of the shares offered that is beneficially owned by each person. This information will be obtained from the selling securityholders and/or additional holders.
      As of March 15, 2005, 29,987,756 shares of our common stock were outstanding. The 9,580,126 shares of our common stock registered for public resale pursuant to the registration statement of which this prospectus is a part and listed under the column “Shares Offered by this Prospectus” include 5,635,378 shares of our common stock issued to the selling securityholders in our March 2005 equity financing described below and 3,944,748 shares of our common stock that may be issued upon the exercise of warrants issued to the selling securityholders in our March 2005 equity financing.
      Shares listed under the column “Shares Offered by this Prospectus” represent the number of shares that may be sold by each selling securityholder pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares resulting from stock splits, stock dividends or similar transactions.
      The information under the heading “Shares Beneficially Owned After the Offering” assumes each selling securityholder sells all of its shares covered hereby to unaffiliated third parties, that the selling securityholders will acquire no additional Endocare common stock prior to the completion of this offering, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned. Each selling stockholder may dispose of all, part or none of its shares.
      For purposes of the table below, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from March 15, 2005 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person. Warrants issued in our March 2005 equity financing are currently exercisable, and therefore the shares underlying those warrants are included for purposes of determining beneficial ownership.
      The selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act of 1933 since the date on which they provided to us the information regarding their shares of common stock.
      Except as indicated below, none of the selling securityholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.
      Each of the selling securityholders that is affiliated with a registered broker-dealer has represented to us that it purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any plans to dispose of those shares.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After the
	the Offering			Offering(2)
			Shares Offered by
Selling Securityholders(1)	Number	Percent(3)	this Prospectus	Number	Percent(4)

Arbor Partners, L.P.(5)	179,990	*	176,290	3,700	*
Bregman, Lior(6)	306,857	1.02%	306,857	220,300	*
Cimarron Overseas Equity Master Fund LP(7)	245,487	*	245,487	None	None
City of Milford Pension & Retirement Fund(8)	276,116	*	276,116	None	None
City of Stamford Firemen’s Pension Fund(9)	122,740	*	122,740	None	None
Daniels, John and Daniels, AnnaMarie, as Trustees of The Daniels Family Trust UTA 1993(10)	194,115	*	184,115	10,000	*
Davenport, Craig T. and Peggy L. Davenport, as trustees of The Davenport Family Trust UTA dated 12/3/86(11)	432,287	1.44%	113,537	318,750	1.06%

*	Less than one percent.

(1)	The names of the selling securityholders and the numbers of securities held by the selling securityholders may be amended subsequent to the date of this prospectus pursuant to Rule 424(b)(3) of the Securities Act of 1933.

(2)	Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.

(3)	Percentage ownership is based on 29,987,756 shares of our common stock outstanding as of March 15, 2005.

(4)	Percentage ownership is based on 29,987,756 shares of our common stock outstanding as of March 15, 2005.

(5)	Richard Shuster has dispositive and voting power over the shares held by Arbor Partners, L.P.

(6)	“Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” include 200,000 shares held by Erella Bregman & Lior Bregman JT/ WROS, with respect to which Lior Bregman has dispositive and voting power, and 20,300 shares held by Lior Bregman IRA R/ O, with respect to which Mr. Bregman has dispositive and voting power.

(7)	J.H. Cullum Clark has dispositive and voting power over the shares held by Cimarron Overseas Equity Master Fund LP.

(8)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by City of Milford Pension & Retirement Fund. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(9)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by City of Stamford Firemen’s Pension Fund. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(10)	John R. Daniels and AnnaMarie Daniels have dispositive and voting power over the shares held by the Daniels Family Trust UTA 1993. “Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” include 10,000 shares underlying options that are held by Dr. Daniels and exercisable within 60 days of March 15, 2005.

(11)	Craig T. Davenport and Peggy L. Davenport have dispositive and voting power over the shares held by the Davenport Family Trust UTA 12/3/86. “Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” include 318,750 shares underlying options that are held by Mr. Davenport and exercisable within 60 days of March 15, 2005.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After the
	the Offering			Offering(2)
			Shares Offered by
Selling Securityholders(1)	Number	Percent(3)	this Prospectus	Number	Percent(4)

Fleming, Hayden R. and Fleming, LaDonna M., as Trustees of the Hayden R. Fleming Revocable Trust dated as of July 19, 1995(12)	458,707	1.52%	306,857	151,850	*
GW2001 Fund, L.P.(13)	67,327	*	67,327	None	None
Haimovitch, Larry as trustee of the Larry Haimovitch 2000 Separate Property Revocable Trust(14)	15,341	*	15,341	None	None
JP Morgan Trust Co. (Bahamas) Limited as Trustee U/ A/ D 11/3/93(15)	104,380	*	104,380	None	None
Kotler, Kevin(16)	97,171	*	61,371	35,800	*
Midwood Capital Partners QP, L.P.(17)	181,069	*	98,187	82,882	*
Midwood Capital Partners, L.P.(18)	425,796	1.42%	208,670	217,126	*
Norwalk Employees’ Pension Plan(19)	107,440	*	107,440	None	None
Nydam, William J.(20)	702,690	2.33%	306,857	395,833	1.32%

(12)	“Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” include 151,850 shares held by the Hayden R. Fleming Revocable Trust dated as of July 19, 1995. Hayden R. Fleming and LaDonna M. Fleming have dispositive and voting power over the shares held by the Hayden R. Fleming Revocable Trust dated as of July 19, 1995.

(13)	Eugene M. Weber has dispositive and voting power over the shares held by GW2001 Fund, L.P.

(14)	Larry Haimovitch has dispositive and voting power over the shares held by the Larry Haimovitch 2000 Separate Property Revocable Trust.

(15)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by JP Morgan Trust Co. (Bahamas) Limited as Trustee U/ A/ D 11/3/93. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(16)	“Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” include 30,750 shares held by Galleon Healthcare Offshore Ltd., with respect to which Kevin Kotler has dispositive and voting power, and 5,050 shares held by Galleon Healthcare Partners LP, with respect to which Kevin Kotler has dispositive and voting power.

(17)	Ross DeMont and David Cohen have dispositive and voting power for the shares held by Midwood Capital Partners QP, L.P.

(18)	Ross DeMont and David Cohen have dispositive and voting power for the shares held by Midwood Capital Partners, L.P.

(19)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by Norwalk Employees’ Pension Plan. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(20)	“Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” include 395,833 shares underlying options that are exercisable within 60 days of March 15, 2005.

	Shares Beneficially			Shares Beneficially
	Owned Prior to			Owned After the
	the Offering			Offering(2)
			Shares Offered by
Selling Securityholders(1)	Number	Percent(3)	this Prospectus	Number	Percent(4)

Paragon Associates J.V.(21)	1,227,436	4.03%	1,227,436	None	None
Prothro Family Limited Partnership LP(22)	184,115	*	184,115	None	None
Public Employee Retirement System of Idaho(23)	613,700	2.03%	613,700	None	None
SRB Greenway Capital (QP), L.P.(24)	823,412	2.72%	746,712	76,700	*
SRB Greenway Capital, L.P.(25)	115,223	*	104,823	10,400	*
SRB Greenway Offshore Operating Fund, L.P.(26)	76,944	*	69,044	7,900	*
Walker Smith Capital (QP), L.P.(27)	708,539	2.34%	708,539	None	None
Walker Smith Capital, L.P.(28)	149,931	*	149,931	None	None
Walker Smith International

(21)	Bradbury Dyer III has dispositive and voting power over the shares held by Paragon Associates J.V.

(22)	J.H. Cullum Clark has dispositive and voting power over the shares held by Prothro Family Limited Partnership LP.

(23)	The Managing Directors of Zesiger Capital Group LLP have dispositive and voting power over the shares held by Public Employee Retirement System of Idaho. The Managing Directors of Zesiger Capital Group LLP currently are Albert L. Zesiger, Barrie R. Zesiger, Donald Devivo, James F. Cleary, John Kayola and Robert K. Winters.

(24)	WS Capital, L.L.C. (“WS Capital”) is the general partner of WS Capital Management, L.P. (“WSC Management”). WSC Management is the general partner of Walker Smith Capital, L.P. (“WSC”) and Walker Smith Capital (Q.P.), L.P. (“WSCQP”) and is the agent and attorney-in-fact for Walker Smith International Fund, Ltd., a British Virgin Islands exempted company (“WS International”). WSV Management, L.L.C. (“WSV”) is the general partner of WS Ventures Management, L.P. (“WSVM”). WSVM is the general partner of WS Opportunity Fund, L.P. (“WSO”) and WS Opportunity Fund (Q.P.), L.P. (“WSOQP”) and is the agent and attorney-in-fact for WS Opportunity Fund International, Ltd. (“WSO International”). BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Capital, L.P. (“SRBGC”), SRB Greenway Capital (Q.P.), L.P. (“SRBQP”) and SRB Greenway Offshore Operating Fund, L.P. (“SRB Offshore”). Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV, and Patrick P. Walker is a principal of WSV. Through their control of WS Capital, Messrs. R. Walker and Smith share voting and investment control over the portfolio securities of each of WSC, WSCQP and WS International. Through their control of WSV, Messrs. R. Walker, Smith and P. Walker share voting and investment control over the portfolio securities of each of WSO, WSOQP and WSO International. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of SRBGC, SRBQP and SRB Offshore. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time.

(25)	See footnote 24 above.

(26)	See footnote 24 above.

(27)	See footnote 24 above.

(28)	See footnote 24 above.

	Shares Beneficially				Shares Beneficially
	Owned Prior to				Owned After the
	the Offering				Offering(2)
				Shares Offered by
Selling Securityholders(1)	Number		Percent(3)	this Prospectus	Number		Percent(4)

Fund, Ltd.(29)	1,089,900		3.58%	1,089,900	None		None
Weber Capital Partners, L.P.(30)	239,530		*	239,530	None		None
Winters, Robert K	3,060		*	3,060	None		None
WPG Opportunistic Value Fund, L.P.(31)	695,811		2.30%	681,911	13,900		*
WPG Opportunistic Value Overseas, L.P.(32)	563,950		1.87%	553,350	10,600		*
WS Opportunity Fund (QP), L.P.(33)	155,210		*	155,210	None		None
WS Opportunity Fund International, Ltd.(34)	207,007		*	207,007	None		None
WS Opportunity Fund, L.P.(35)	144,286		*	144,286	None		None
Total	10,915,567	(36)	31.50%	9,580,126	1,555,741	(37)	5.07%

(29)	See footnote 24 above.

(30)	Eugene M. Weber has dispositive and voting power for the shares held by Weber Capital Partners, L.P.

(31)	Richard Shuster and Daniel Vandivent have dispositive and voting power for the shares held by WPG Opportunistic Value Fund, L.P.

(32)	Richard Shuster and Daniel Vandivent have dispositive and voting power for the shares held by WPG Opportunistic Value Overseas, L.P.

(33)	See footnote 24 above.

(34)	See footnote 24 above.

(35)	See footnote 24 above.

(36)	Includes 724,583 shares underlying options that are exercisable within 60 days of March 15, 2005.

(37)	Includes 724,583 shares underlying options that are exercisable within 60 days of March 15, 2005.
March 2005 Equity Financing
      On March 10, 2005, we entered into a Purchase Agreement and a Registration Rights Agreement in connection with a private placement of our securities to the selling securityholders for aggregate gross proceeds of $15.6 million. Pursuant to the terms of the Purchase Agreement, we sold a total of (i) 5,635,378 shares of our common stock (the “Shares”), and (ii) warrants (the “Warrants”) to purchase an aggregate of 3,944,748 shares of our common stock (“Warrant Shares”).

      Pursuant to the Purchase Agreement, each of Endocare, on the one hand, and the selling securityholders, on the other hand, made representations and warranties regarding matters that are customarily included in financings of this nature. The Purchase Agreement also contained certain conditions to closing, which were satisfied prior to the closing, which occurred on March 11, 2005.
      The securities sold pursuant to the Purchase Agreement have not yet been registered under the Securities Act of 1933 and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from applicable registration requirements. Pursuant to the Registration Rights Agreement, we are required to file a registration statement on Form S-2 within 30 days following the closing for purposes of registering the resale of the Shares and the Warrant Shares. The Registration Rights Agreement provides that if the registration statement is not filed with the SEC within 30 days after the closing, then we are required to make pro-rata payments to each of the selling securityholders in an amount equal to 1% of the aggregate purchase price paid by each selling securityholders for the Shares for each 30-day period following the filing deadline. In addition, we have agreed to make similar payments to the selling securityholders if the registration statement is not declared effective by the SEC prior to the earlier of: (i) if the SEC informs Endocare that no review of the registration statement will be made, then five business days after the later of (A) the date on which the SEC shall have informed Endocare that no review of the registration statement will be made, or (B) the date on which we shall have filed our internal control report pursuant to Section 404 of the Sarbanes-Oxley Act of 2002; or (ii) the ninetieth day after the closing date.
      Pursuant to the Registration Rights Agreement, each of Endocare, on the one hand, and the selling securityholders, on the other hand, have agreed to indemnify the other party and certain affiliates against certain liabilities related to the registration statement.
      Pursuant to the terms of the Purchase Agreement, each of the selling securityholders was issued a Series A Warrant to purchase shares of common stock at an exercise price of $3.50 per share and a Series B Warrant to purchase shares of common stock at an exercise price of $4.00 per share. The number of shares underlying each Series A Warrant is equal to 35% of the number of shares sold to the respective selling securityholder in the transaction. Similarly, the number of shares underlying each Series B Warrant is equal to 35% of the number of shares sold to the respective selling securityholder in the transaction. For a detailed description of the Warrants, see the section of this prospectus entitled “Description of Capital Stock — Warrants.”
      In the Purchase Agreement, each of the selling securityholders agreed that, prior to the earliest to occur of (i) the termination of the Purchase Agreement, (ii) the effective date of the registration statement covering the Shares and the Warrant Shares or (iii) the effectiveness deadline described above, such selling securityholder will not, and will cause its trading affiliates not to, engage, directly or indirectly, in effecting or agreeing to effect any short sale, whether or not against the box, establish any “put equivalent position” (as defined in Rule 16a-1(h) under the Securities Exchange Act of 1934) with respect to our common stock, grant any other right (including, without limitation, any put or call option) with respect to our common stock or with respect to any security that includes, relates to or derives any significant part of its value from our common stock or otherwise seek to hedge its position in the Shares and the Warrant Shares. Each of the selling securityholders also agreed not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of any interest in any of the Shares or Warrant Shares until after the date of our conference call regarding our financial results for the quarter ending March 31, 2005, but in any event no later that June 20, 2005.
      Two members of our management team, Chairman and Chief Executive Officer Craig T. Davenport and President and Chief Operating Officer William J. Nydam, made personal investments in the transaction in the amounts of $184,999.99 and $499,998.85, respectively. In addition, a member of our board of directors, John R. Daniels, M.D., invested $299,999.31 in the transaction.
      In January 2005, our board of directors approved a recommendation from our management to instruct our investment bank, Seven Hills Partners, to evaluate the potential for completing an equity round of financing. With that decision, our management and several board members expressed interest in participating in the round if such was executed. In order to ensure a conflict of interest was avoided, our board established a

Special Committee to manage and negotiate the terms for the round without Messrs. Davenport and Nydam and any participating board member being involved in the negotiations. The Special Committee negotiated the terms of this transaction with participating investors. Messrs. Davenport and Nydam and the board members who were not on the Special Committee were given the opportunity to participate at the terms agreed upon by the Special Committee and the investors.
DESCRIPTION OF CAPITAL STOCK
      We are authorized to issue 51,000,000 shares of capital stock, consisting of 50,000,000 shares of common stock, $0.001 par value per share, and 1,000,000 shares of preferred stock, $0.001 par value per share, of which 250,000 shares have been designated Series A Junior Participating Preferred Stock.
      The following is a summary of the material terms of our capital stock. You should refer to our Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws and the agreements described below for more detailed information.
Common Stock
      As of March 15, 2005, 29,987,756 shares of our common stock were issued and outstanding. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.
Preferred Stock
      There are no shares of our preferred stock currently issued and outstanding. We may issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and, within the limitations or restrictions stated in any resolution or resolutions of the board originally fixing the number of shares constituting any series, to increase or decrease, not below the number of shares of any series then outstanding, the number of shares of any series subsequent to the issuance of shares of that series, to determine the designation and par value of any series of preferred stock and to fix the number of shares of any series. Our board may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. In addition, the issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control. In connection with our adoption of the stockholder rights plan described below, our board of directors designated 250,000 shares of our preferred stock as Series A Junior Participating Preferred Stock.
Stockholder Rights Plan
      In April 1999, we adopted a stockholder rights plan in which rights to purchase shares of Series A Junior Participating Preferred Stock (“Series A Preferred Stock”) were distributed as a dividend at the rate of one right for each share of common stock held as of the close of business on April 15, 1999. The rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of Endocare or to deprive our stockholders of their interest in the long-term value of Endocare. These rights seek to achieve these goals by forcing a potential acquirer to negotiate with our board of directors (or go to court to try to force the board of directors to redeem the rights), because only the board of directors can redeem the rights and allow the potential acquirer to acquire our shares without suffering very significant dilution. However, these rights also could deter or prevent transactions that stockholders deem to be in their interests, and could reduce the price that investors or an acquirer might be willing to pay in the future for shares of our common stock, as noted above under “Risk Factors.”
      Each right entitles the registered holder to purchase one one-thousandth of a share (a “Unit”) of our Series A Preferred Stock at a price of $25.00 per Unit, subject to adjustment. Units of Series A Preferred Stock purchasable upon exercise of the rights will not be redeemable. Each Unit of Series A Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Units of Series A Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each Unit of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Unit of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.
      The rights will be exercisable only if a person or group acquires 15 percent or more of our common stock (subject to certain exceptions stated in the plan) or announces a tender offer the consummation of which would result in ownership by a person or group of 15 percent or more of our common stock. At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15 percent or more of our common stock (subject to certain exceptions stated in the plan), the rights are redeemable for one cent per right at the option of our board of directors. The rights will expire at the close of business on April 15, 2009, unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by Endocare.
Series A Warrants and Series B Warrants
      1,972,374 of the shares of common stock offered by the selling securityholders in this prospectus are issuable upon the exercise of Series A Warrants that we issued to the selling securityholders in our March 2005 equity financing. An additional 1,972,374 of the shares of common stock offered by the selling securityholders in this prospectus are issuable upon the exercise of Series B Warrants that we issued to the selling securityholders in our March 2005 equity financing. The initial exercise price of the Series A warrants is $3.50 per share and the initial exercise price of the Series B warrants is $4.00 per share. The warrants expire on March 11, 2010. The warrants are exercisable solely for cash, except in limited circumstances after the first anniversary of the closing date if there is not an effective registration statement covering the resale of the shares underlying the warrants.
      The warrants provide for adjustment of the number and kind of securities purchasable upon exercise of the warrants, as well as for adjustment of the per share exercise price, upon the occurrence of certain specified events. These specified events include, without limitation, the payment by Endocare of a dividend or a distribution on our common stock in shares of common stock, the consolidation or merger of Endocare with another entity in which Endocare is not the surviving entity, and the recapitalization, reclassification or reorganization of our capital stock. The warrants also contain a weighted-average anti-dilution adjustment provision which provides for an adjustment to the per share exercise price in the event that we issue shares of our common stock for per share consideration that is less than the exercise price then in effect, subject to customary exceptions.
      Each warrant is callable by Endocare at a price of $0.01 per share underlying such warrant if shares of our common stock trade above certain dollar thresholds ($6.50 for the Series A Warrants and $7.50 for the Series B Warrants) for 20 consecutive trading days commencing on any date after the effectiveness of the registration statement required by the Registration Rights Agreement described above under “Selling Securityholders — March 2005 Equity Financing.”
Transfer Agent and Registrar; Market
      The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. Our common stock is traded on the Pink Sheets, under the symbol “ENDO.PK.”

PLAN OF DISTRIBUTION
      The selling securityholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
      The selling securityholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
      The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
      In connection with the sale of our common stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
      The aggregate proceeds to the selling securityholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.
      The selling securityholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.
      The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
      To the extent required, the shares of our common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
      In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
      We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
      We have agreed to indemnify the selling securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
      We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.
LEGAL MATTERS
      Certain legal matters with respect to the validity of the issuance of the common stock offered hereby will be passed upon by Morrison & Foerster LLP, San Diego, California.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included in Form 10-K/ A, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-2, including exhibits and schedules, and a post-effective amendment to the registration statement, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement on to one of our previous SEC filings.
      We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy the registration statement on any other document we file with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.
      The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.
      We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Securities Exchange Act of 1934:

1. Our annual report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 16, 2005;

2. The description of our common stock contained in the Registration Statement on Form 10-SB filed under Section 12(g) of the Exchange Act filed with the SEC on November 14, 1995, including any subsequent amendment or report filed for the purpose of amending such description;

3. Our current report on Form 8-K filed with the SEC on March 16, 2005;

4. Our annual report amendment on Form 10-K/ A filed with the SEC on May 2, 2005;

5. Our current report on Form 8-K filed with the SEC on May 3, 2005;

6. Our quarterly report on Form 10-Q filed with the SEC on May 10, 2005; and

7. Our revised definitive proxy statement filed with the SEC on May 27, 2005; and

8. All other reports filed prior to the date of this prospectus pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report referred to above.

      Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated on deemed to be incorporated by reference herein, modifies on supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
      A copy of our annual report on Form 10-K for the fiscal year ended December 31, 2004 is delivered with this prospectus at no cost. The documents incorporated by reference in this prospectus that are not delivered with this prospectus may be obtained from us at no cost. You may obtain a copy of the documents by submitting a written request to Endocare’s Corporate Secretary at 201 Technology Drive, Irvine, California 92618 or by calling Endocare at (949) 450-5300. Additional information about us is available at our web site located at http://www.endocare.com. Information contained in our web site is not a part of this prospectus.

9,580,126 Shares
Endocare, Inc.
Common Stock

PROSPECTUS

                    , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
      The following is an estimate, subject to future contingencies, of the expenses to be incurred by us in connection with the issuance and distribution of the securities being registered. None of the following expenses will be borne by the selling securityholders.

Registration Fee	$3,530
Legal Fees and Expenses	100,000
Accounting Fees and Expenses	9,000
Printing and Engraving Fees	—
Listing Fees	—
Transfer Agent’s Fees	700
Miscellaneous	—

Total	$113,230

Item 15.	Indemnification of Directors and Officers.
      Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.
      As permitted by Section 102 of the Delaware General Corporation Law, the Company has adopted provisions in its restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the Company, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Company or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the Company or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.
      As permitted by Section 145 of the Delaware General Corporation Law, the Company’s amended and restated bylaws provide that:

•	the Company may indemnify its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	the Company may advance expenses to its directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in its amended and restated bylaws are not exclusive.
      We have entered into indemnification agreements with each of our directors and executive officers, as well as with certain employees and consultants. These indemnification agreements provide that we hold harmless and indemnify each such director, officer, employee and consultant to the fullest extent authorized or permitted by law. In addition, subject to certain conditions, these indemnification agreements provide for payment of expenses (including attorney’s fees) actually and reasonably incurred in connection with any threatened, pending or completed proceeding to which the indemnified director, officer or employee is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that he or she is, was or at any time becomes a director, officer, employee or agent of us, or is or was serving or at any time serves at the request of us as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. In addition, we have purchased policies of directors’ and officers’ liability insurance, which insure our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Item 16.	Exhibits

Exhibit No.		Description

2	.1(1)	Agreement and Plan of Reorganization, dated February 21, 2002 by and among the Company, Timm Medical Technologies, Inc., TMT Acquisition Corporation and certain stockholders of Timm Medical Technologies, Inc. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.2(2)	Agreement and Plan of Merger, dated June 30, 1999, by and among the Company, Advanced Medical Procedures, Inc., Advanced Medical Procedures, LLC, Gary M. Onik, M.D., Robert F. Byrnes and Jerry Anderson. Schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.3(3)	Asset Purchase Agreement, dated February 6, 2002, by and between the Company and Gary M. Onik, M.D. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.4(3)	Asset Purchase Agreement, dated May 28, 2002, by and among the Company and Cryomedical Sciences, Inc. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.5(4)	Partnership and Limited Liability Company Membership Interest Purchase Agreement, dated as of August 12, 2002, by and among the Company and U.S. Medical Development, Inc., U.S.M.D., Ltd. and U.S.M.D. I, L.L.C. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

Exhibit No.		Description

2	.6(5)	Amendment No. 1 to Partnership and Limited Liability Company Membership Interest Purchase Agreement, dated as of September 30, 2002, by and among the Company, Inc. and U.S. Medical Development, Inc., U.S.M.D., Ltd. and U.S.M.D. I, L.L.C.

2	.7(6)	Agreement of Purchase and Sale, dated as of April 7, 2003, by and among American Medical Systems, Inc., the Company and Timm Medical Technologies, Inc. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.8(7)*	Asset Purchase and Technology License Agreement, dated as of April 14, 2003, by and between the Company and CryoCath Technologies Inc.

2	.9(8)	Agreement of Purchase and Sale, dated as of October 15, 2003, by and between SRS Medical Corp. and Timm Medical Technologies, Inc. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.10(9)	Amendment No. 2 to Partnership and Limited Liability Company Membership Interest Purchase Agreement, dated as of February 27, 2004, by and among the Company and U.S. Medical Development, Inc., U.S.M.D., Ltd. and U.S.M.D. I, L.L.C

2	.11(9)	Service Fee Agreement, dated as of February 26, 2004, by and among the Company and the Limited Partners of Mid-America Cryotherapy, L.P.

2	.12(9)	First Amendment to Agreement of Purchase and Sale, dated as of March 25, 2004, by and between SRS Medical Corp. and Timm Medical Technologies, Inc.

2	.13(10)	First Amendment to Asset Purchase Agreement, dated as of August 18, 2004, by and between the Company and Gary Onik, M.D.

3	.1(2)	Certificate of Amendment of Restated Certificate of Incorporation of the Company.

3	.2(2)	Certificate of Designation of Series A Junior Participating Preferred Stock of the Company.

3	.3(2)	Restated Certificate of Incorporation.

3	.4(11)	Amended and Restated Bylaws of the Company.

4	.1(28)	Form of Stock Certificate.

4	.2(27)	Form of Series A Warrant.

4	.2(27)	Form of Series B Warrant.

5	.1(29)	Opinion of Morrison & Foerster LLP

10	.1(12)	Lease Agreement, dated November 26, 2001 by and between the Company and the Irvine Company.

†10	.2(12)	Form of Indemnification Agreement by and between the Company and its directors.

†10	.3(12)	Form of Indemnification Agreement by and between the Company and its executive officers.

†10	.4(13)	1995 Director Option Plan (as amended and restated through March 2, 1999).

†10	.5(14)	1995 Stock Plan (as amended and restated through December 30, 2003).

†10	.6(15)	2002 Supplemental Stock Plan

10	.7(4)	Promissory Note, dated July 15, 2002, issued by U.S. Medical Development, Inc. to the Company.

10	.8(5)	First Amended and Restated Promissory Note, dated September 30, 2002, issued by U.S. Medical Development, Inc. to the Company.

10	.9(16)	Registration Rights Agreement, dated as of February 21, 2002, by and among the Company and the parties listed on Schedule A thereto.

10	.10(15)	Registration Rights Agreement, dated as of June 24, 2002, by and between the Company and Cryomedical Sciences, Inc.

†10	.11(15)	Letter Agreement, dated June 11, 1999, by and between the Company and Jerry Anderson.

†10	.13(15)	2002 Executive Separation Benefits Plan.

Exhibit No.		Description

†10	.14(17)	Employment Agreement, dated as of March 3, 2003, by and between the Company and William J. Nydam.

†10	.15(17)	Employment Agreement, dated as of March 25, 2003, by and between the Company and Katherine Greenberg.

†10	.16(11)	Employment Agreement, dated as of March 25, 2003, by and between the Company and Kevin Quilty.

†10	.17(11)	First Amendment to Employment Agreement, dated as of September 14, 2003, by and between the Company and Katherine Greenberg.

10	.18(11)	Consulting Agreement, dated as of August 27, 2003, by and between the Company and Craig T. Davenport.

†10	.19(18)	Employment Agreement, dated as of December 15, 2003, by and between the Company and Craig T. Davenport.

†10	.20(19)	Letter Agreement, dated as of June 9, 2004, by and between the Company and Katherine Greenberg.

†10	.21(20)	Employment Agreement, dated as of August 11, 2004, by and between the Company and Michael R. Rodriguez.

†10	.22(21)	General Release of All Claims, dated as of August 10, 2004, by and between the Company and Katherine Greenberg.

†10	.23(22)	2004 Stock Incentive Plan.

†10	.24(23)	2004 Non-Employee Director Option Program under 2004 Stock Incentive Plan.

†10	.25(23)	Form of Award Agreement Under 2004 Stock Incentive Plan.

10	.26(23)	Stipulation of Settlement, dated as of November 1, 2004, relating to securities class action lawsuit.

†10	.27(23)	Description of Craig Davenport salary adjustment, effective December 2004.

10	.28(23)	Confidential Settlement Agreement and Release, dated as of December 14, 2004, by and between the Company and certain Underwriters at Lloyd’s, London.

10	.29(23)	Release and Settlement Agreement, dated as of December 16, 2004, by and between the Company and National Union Fire Insurance Company.

10	.30(24)	Partnership Interest Purchase Agreement, dated as of December 30, 2004, by and between the Company and Advanced Medical Partners, Inc.

10	.31(25)	Confidential Settlement Agreement and Release, dated as of February 11, 2005, by and between the Company and Great American E&S Insurance Company.

10	.32(26)	2005 Management Incentive Compensation Program.

10	.33(27)	Purchase Agreement, dated as of March 10, 2005, by and between Endocare and the Investors (as defined therein).

10	.34(27)	Registration Rights Agreement, dated as of March 10, 2005, by and between Endocare and the Investors (as defined therein).

10	.35(25)	Description of William J. Nydam salary adjustment, effective February 2005.

10	.36(25)	Description of Michael R. Rodriguez salary adjustment, effective February 2005.

23.1		Consent of Independent Registered Public Accounting Firm.

23	.2(29)	Consent of Morrison & Foerster LLP (contained in Exhibit 5.1)

24	.1(29)	Power of Attorney.

†	Management contract or compensatory plan or arrangement

*	Certain confidential portions of this exhibit were omitted and provided separately to the SEC pursuant to a request for confidential treatment.

(1)	Previously filed as an exhibit to the Company’s Form 8-K filed on March 5, 2002.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on September 20, 2001.

(3)	Previously filed as an exhibit to the Company’s Form 10-Q filed on August 14, 2002.

(4)	Previously filed as an exhibit to the Company’s Form 8-K filed on August 16, 2002.

(5)	Previously filed as an exhibit to the Company’s Form 8-K filed on October 15, 2002.

(6)	Previously filed as an exhibit to the Company’s Form 8-K filed on April 22, 2003.

(7)	Previously filed as an exhibit to the Company’s Form 8-K filed on April 29, 2003.

(8)	Previously filed as an exhibit to the Company’s Form 8-K filed on October 20, 2003.

(9)	Previously filed as an exhibit to the Company’s Form 10-Q filed on May 10, 2004.

(10)	Previously filed as an exhibit to the Company’s Form 10-Q filed on November 9, 2004.

(11)	Previously filed as an exhibit to the Company’s Form 10-K filed on March 15, 2004.

(12)	Previously filed as an exhibit to the Company’s Form 10-K filed on March 29, 2002.

(13)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on June 2, 1999.

(14)	Previously filed as an appendix to the Company’s Definitive Proxy Statement filed on December 3, 2003.

(15)	Previously filed as an exhibit to the Company’s Form 10-K filed on December 3, 2003.

(16)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2002.

(17)	Previously filed as an exhibit to the Company’s Form 8-K filed on March 27, 2003.

(18)	Previously filed as an exhibit to the Company’s Form 8-K filed on December 16, 2003.

(19)	Previously filed as an exhibit to the Company’s Form 10-Q filed on August 9, 2004.

(20)	Previously filed as an exhibit to the Company’s Form 8-K filed on August 12, 2004.

(21)	Previously filed as an exhibit to the Company’s Form 8-K filed on September 1, 2004.

(22)	Previously filed as an appendix to the Company’s Definitive Proxy Statement filed on August 6, 2004.

(23)	Previously filed as an exhibit to the Company’s Form 10-K filed on March 16, 2005.

(24)	Previously filed as an exhibit to the Company’s Form 8-K filed on January 6, 2005.

(25)	Previously filed as an exhibit to the Company’s Form 10-Q filed on May 10, 2005.

(26)	Previously filed as an exhibit to the Company’s Form 8-K filed on March 1, 2005.

(27)	Previously filed as an exhibit to the Company’s Form 8-K filed on March 16, 2005.

(28)	Previously filed as an exhibit to the Company’s Form 10-K for the year ended December 31, 1995.

(29)	Previously filed as an exhibit to the Company’s Form S-2 filed on April 4, 2005.

ITEM 17. UNDERTAKINGS
      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this pre-effective amendment no. 1 to registration statement (no. 333-123866) to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Irvine, State of California, on June 7, 2005.

ENDOCARE, INC.

By:	/s/ Craig T. Davenport

Craig T. Davenport
Chairman and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment no. 1 to registration statement (no. 333-123866) has been signed by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ CRAIG T. DAVENPORT Craig T. Davenport		Chairman and Chief Executive Officer (principal executive officer)	June 7, 2005

/s/ MICHAEL R. RODRIGUEZ Michael R. Rodriguez		Senior Vice President, Finance and Chief Financial Officer (principal financial and accounting officer)	June 7, 2005

* John R. Daniels, M.D.		Director	June 7, 2005

* Eric S. Kentor		Director	June 7, 2005

* Terrence A. Noonan		Director	June 7, 2005

* Michael J. Strauss, M.D.		Director	June 7, 2005

* Thomas R. Testman		Director	June 7, 2005

*By:	/s/ MICHAEL R. RODRIGUEZ Michael R. Rodriguez Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.		Description

2	.1(1)	Agreement and Plan of Reorganization, dated February 21, 2002 by and among the Company, Timm Medical Technologies, Inc., TMT Acquisition Corporation and certain stockholders of Timm Medical Technologies, Inc. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.2(2)	Agreement and Plan of Merger, dated June 30, 1999, by and among the Company, Advanced Medical Procedures, Inc., Advanced Medical Procedures, LLC, Gary M. Onik, M.D., Robert F. Byrnes and Jerry Anderson. Schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.3(3)	Asset Purchase Agreement, dated February 6, 2002, by and between the Company and Gary M. Onik, M.D. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.4(3)	Asset Purchase Agreement, dated May 28, 2002, by and among the Company and Cryomedical Sciences, Inc. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.5(4)	Partnership and Limited Liability Company Membership Interest Purchase Agreement, dated as of August 12, 2002, by and among the Company and U.S. Medical Development, Inc., U.S.M.D., Ltd. and U.S.M.D. I, L.L.C. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.6(5)	Amendment No. 1 to Partnership and Limited Liability Company Membership Interest Purchase Agreement, dated as of September 30, 2002, by and among the Company, Inc. and U.S. Medical Development, Inc., U.S.M.D., Ltd. and U.S.M.D. I, L.L.C.

2	.7(6)	Agreement of Purchase and Sale, dated as of April 7, 2003, by and among American Medical Systems, Inc., the Company and Timm Medical Technologies, Inc. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.8(7)*	Asset Purchase and Technology License Agreement, dated as of April 14, 2003, by and between the Company and CryoCath Technologies Inc.

2	.9(8)	Agreement of Purchase and Sale, dated as of October 15, 2003, by and between SRS Medical Corp. and Timm Medical Technologies, Inc. Certain schedules and other attachments to this exhibit were omitted. We agree to furnish supplementally a copy of any omitted schedules or attachments to the Commission upon request.

2	.10(9)	Amendment No. 2 to Partnership and Limited Liability Company Membership Interest Purchase Agreement, dated as of February 27, 2004, by and among the Company and U.S. Medical Development, Inc., U.S.M.D., Ltd. and U.S.M.D. I, L.L.C

2	.11(9)	Service Fee Agreement, dated as of February 26, 2004, by and among the Company and the Limited Partners of Mid-America Cryotherapy, L.P.

2	.12(9)	First Amendment to Agreement of Purchase and Sale, dated as of March 25, 2004, by and between SRS Medical Corp. and Timm Medical Technologies, Inc.

2	.13(10)	First Amendment to Asset Purchase Agreement, dated as of August 18, 2004, by and between the Company and Gary Onik, M.D.

3	.1(2)	Certificate of Amendment of Restated Certificate of Incorporation of the Company.

3	.2(2)	Certificate of Designation of Series A Junior Participating Preferred Stock of the Company.

3	.3(2)	Restated Certificate of Incorporation.

3	.4(11)	Amended and Restated Bylaws of the Company.

4	.1(28)	Form of Stock Certificate.

4	.2(27)	Form of Series A Warrant.

Exhibit No.		Description

4	.2(27)	Form of Series B Warrant.

5	.1(29)	Opinion of Morrison & Foerster LLP

10	.1(12)	Lease Agreement, dated November 26, 2001 by and between the Company and the Irvine Company.

†10	.2(12)	Form of Indemnification Agreement by and between the Company and its directors.

†10	.3(12)	Form of Indemnification Agreement by and between the Company and its executive officers.

†10	.4(13)	1995 Director Option Plan (as amended and restated through March 2, 1999).

†10	.5(14)	1995 Stock Plan (as amended and restated through December 30, 2003).

†10	.6(15)	2002 Supplemental Stock Plan

10	.7(4)	Promissory Note, dated July 15, 2002, issued by U.S. Medical Development, Inc. to the Company.

10	.8(5)	First Amended and Restated Promissory Note, dated September 30, 2002, issued by U.S. Medical Development, Inc. to the Company.

10	.9(16)	Registration Rights Agreement, dated as of February 21, 2002, by and among the Company and the parties listed on Schedule A thereto.

10	.10(15)	Registration Rights Agreement, dated as of June 24, 2002, by and between the Company and Cryomedical Sciences, Inc.

†10	.11(15)	Letter Agreement, dated June 11, 1999, by and between the Company and Jerry Anderson.

†10	.13(15)	2002 Executive Separation Benefits Plan.

†10	.14(17)	Employment Agreement, dated as of March 3, 2003, by and between the Company and William J. Nydam.

†10	.15(17)	Employment Agreement, dated as of March 25, 2003, by and between the Company and Katherine Greenberg.

†10	.16(11)	Employment Agreement, dated as of March 25, 2003, by and between the Company and Kevin Quilty.

†10	.17(11)	First Amendment to Employment Agreement, dated as of September 14, 2003, by and between the Company and Katherine Greenberg.

10	.18(11)	Consulting Agreement, dated as of August 27, 2003, by and between the Company and Craig T. Davenport.

†10	.19(18)	Employment Agreement, dated as of December 15, 2003, by and between the Company and Craig T. Davenport.

†10	.20(19)	Letter Agreement, dated as of June 9, 2004, by and between the Company and Katherine Greenberg.

†10	.21(20)	Employment Agreement, dated as of August 11, 2004, by and between the Company and Michael R. Rodriguez.

†10	.22(21)	General Release of All Claims, dated as of August 10, 2004, by and between the Company and Katherine Greenberg.

†10	.23(22)	2004 Stock Incentive Plan.

†10	.24(23)	2004 Non-Employee Director Option Program under 2004 Stock Incentive Plan.

†10	.25(23)	Form of Award Agreement Under 2004 Stock Incentive Plan.

10	.26(23)	Stipulation of Settlement, dated as of November 1, 2004, relating to securities class action lawsuit.

†10	.27(23)	Description of Craig Davenport salary adjustment, effective December 2004.

10	.28(23)	Confidential Settlement Agreement and Release, dated as of December 14, 2004, by and between the Company and certain Underwriters at Lloyd’s, London.

10	.29(23)	Release and Settlement Agreement, dated as of December 16, 2004, by and between the Company and National Union Fire Insurance Company.

10	.30(24)	Partnership Interest Purchase Agreement, dated as of December 30, 2004, by and between the Company and Advanced Medical Partners, Inc.

Exhibit No.		Description

10	.31(25)	Confidential Settlement Agreement and Release, dated as of February 11, 2005, by and between the Company and Great American E&S Insurance Company.

10	.32(26)	2005 Management Incentive Compensation Program.

10	.33(27)	Purchase Agreement, dated as of March 10, 2005, by and between Endocare and the Investors (as defined therein).

10	.34(27)	Registration Rights Agreement, dated as of March 10, 2005, by and between Endocare and the Investors (as defined therein).

10	.35(25)	Description of William J. Nydam salary adjustment, effective February 2005.

10	.36(25)	Description of Michael R. Rodriguez salary adjustment, effective February 2005.

23.1		Consent of Independent Registered Public Accounting Firm.

23	.2(29)	Consent of Morrison & Foerster LLP (contained in Exhibit 5.1)

24	.1(29)	Power of Attorney.

†	Management contract or compensatory plan or arrangement

*	Certain confidential portions of this exhibit were omitted and provided separately to the SEC pursuant to a request for confidential treatment.

(1)	Previously filed as an exhibit to the Company’s Form 8-K filed on March 5, 2002.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on September 20, 2001.

(3)	Previously filed as an exhibit to the Company’s Form 10-Q filed on August 14, 2002.

(4)	Previously filed as an exhibit to the Company’s Form 8-K filed on August 16, 2002.

(5)	Previously filed as an exhibit to the Company’s Form 8-K filed on October 15, 2002.

(6)	Previously filed as an exhibit to the Company’s Form 8-K filed on April 22, 2003.

(7)	Previously filed as an exhibit to the Company’s Form 8-K filed on April 29, 2003.

(8)	Previously filed as an exhibit to the Company’s Form 8-K filed on October 20, 2003.

(9)	Previously filed as an exhibit to the Company’s Form 10-Q filed on May 10, 2004.

(10)	Previously filed as an exhibit to the Company’s Form 10-Q filed on November 9, 2004.

(11)	Previously filed as an exhibit to the Company’s Form 10-K filed on March 15, 2004.

(12)	Previously filed as an exhibit to the Company’s Form 10-K filed on March 29, 2002.

(13)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on June 2, 1999.

(14)	Previously filed as an appendix to the Company’s Definitive Proxy Statement filed on December 3, 2003.

(15)	Previously filed as an exhibit to the Company’s Form 10-K filed on December 3, 2003.

(16)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2002.

(17)	Previously filed as an exhibit to the Company’s Form 8-K filed on March 27, 2003.

(18)	Previously filed as an exhibit to the Company’s Form 8-K filed on December 16, 2003.

(19)	Previously filed as an exhibit to the Company’s Form 10-Q filed on August 9, 2004.

(20)	Previously filed as an exhibit to the Company’s Form 8-K filed on August 12, 2004.

(21)	Previously filed as an exhibit to the Company’s Form 8-K filed on September 1, 2004.

(22)	Previously filed as an appendix to the Company’s Definitive Proxy Statement filed on August 6, 2004.

(23)	Previously filed as an exhibit to the Company’s Form 10-K filed on March 16, 2005.

(24)	Previously filed as an exhibit to the Company’s Form 8-K filed on January 6, 2005.

(25)	Previously filed as an exhibit to the Company’s Form 10-Q filed on May 10, 2005.

(26)	Previously filed as an exhibit to the Company’s Form 8-K filed on March 1, 2005.

(27)	Previously filed as an exhibit to the Company’s Form 8-K filed on March 16, 2005.

(28)	Previously filed as an exhibit to the Company’s Form 10-K for the year ended December 31, 1995.

(29)	Previously filed as an exhibit to the Company’s Form S-2 filed on April 4, 2005.